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LINDA M. CROUCH-MCCREADIE
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

                             September 19, 2005

Ms. Jessica Livingston
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      United Tennessee Bankshares, Inc.
                  Amendment No. 2 to Preliminary Schedule 14A
                  Filed September 6, 2005
                  File No. 05-53331

Dear Ms. Livingston:

     This letter responds to the comments received from the Staff of the Securities and Exchange Commission by letter dated September 14, 2005, to Mr. Christopher Triplett, with respect to the above-referenced filing of United Tennessee Bankshares, Inc. (the "Company" or "Registrant").

     The following discussion summarizes the manner in which we have revised the Preliminary Schedule 14A in response to Staff comments made in the September 14, 2005 letter (the "Letter"). The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter and page numbers refer to pages in the Amendment to the Preliminary Schedule 14A "marked to show changes."

Preliminary Schedule 14A
------------------------

Special Factors, page 12
------------------------

Background of the Going Private Merger, page 12
-----------------------------------------------

     1. Registrant has revised the proxy statement to include its supplemental response to prior comment 3. Please see page 15.

     2. Registrant has considered Staff's comment regarding disclosing the identity of the third party making an unsolicited offer to the Registrant in March 2004. Since the discussions were very preliminary, many of the material terms of the offer were unknown, and Registrant believes that while the fact that discussions were held is material and is responsive to the Schedule 13E-3 requirements, the identity of the offering party is not material. However, Registrant has expanded the discussion to provide more information about the liquidity of the stock which was the subject of the offer. It has also made clear that there was no set ratio as to how much stock of the third party or how much cash would be combined for the aggregate $22.00 per share consideration. Registrant respectfully submits that it believes the disclosure it has provided regarding that potential transaction is adequate.

Summary Term Sheet Regarding the Going Private Merger
-----------------------------------------------------

     3. The American  Jobs  Creation Act of 2004 amended  Internal  Revenue Code
Section 1361(b)(1)(A) by striking "75" and inserting "100" effective for tax years beginning after December 31, 2004. Thus currently an entity converting to a Subchapter S entity must have 100 or fewer shareholders.

     4. Registrant has revised the disclosure to explain why the Board chose to pursue a specific acquisition target first rather than one of the other options presented by Triangle in its presentation. Please see page 15.

Recommendation of the Board of Directors; Fairness of the Going Private Merger Proposal, Page 22.
--------------------------------------------------------------------------------

     5. Registrant has revised the language to state that although the Board considered the detrimental factors described, it concluded that the benefits also described outweighed the detriments and that the transaction was substantively and procedurally fair to and in the best interests of the unaffiliated shareholders.

     We have provided Staff with marked copies of the amendment to the Schedule 14A and Schedule 13E-3 to expedite its review.

     If you have any questions or require additional information, please feel free to contact me.

                                    Very truly yours,

                                    /s/ Linda M. Crouch-McCreadie

Enclosure

cc:      Richard G. Harwood